Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES - INSIGHTEC RECEIVES
EUROPEAN CE MARK FOR EXABLATE® 2000 TREATMENT OF PAIN CAUSED BY
BONE METASTASES

Tel-Aviv, Israel, June 6, 2007 - Elbit Medical Imaging Ltd. (NASDAQ:EMITF) (“EMI”) today announced that, its subsidiary (in which EMI holds indirectly approximately 52%), InSightec Ltd., announced today that its ExAblate® 2000 system has received the CE Mark certification for pain palliation of bone metastases.

Bone is the third most common organ to which cancer metastasizes, after the lungs and liver. Almost all patients with metastatic prostate cancer have skeletal metastases and in breast cancer, bone is the second most common site of metastatic spread, affecting 90% of patients with progressive breast cancer. It is estimated 100,000 in Europe are diagnosed with bone metastases every year. Most cancer patients suffer from pain; controlling it and managing its symptoms are important treatment goals.

In clinical studies, which supported the CE mark certification, patients reported their pain levels using VAS (Visual Analog Score), a pain questionnaire used to monitor changes in pain levels and assess the efficacy of pain management. The majority of patients reported an immediate improvement in pain scores. Many also reported that they stopped using any analgesic pain relief.

“ExAblate 2000 has been used to successfully treat uterine fibroids non-invasively with Magnetic Resonance guided Focused Ultrasound (MRgFUS) and this second CE Mark represents a significant milestone in our quest to expand the potential applications of this non-invasive, innovative therapy for oncology applications providing improved care for patients around the world,” said Dr. Kobi Vortman, President and CEO of InSightec.

“This procedure can alleviate the patient’s pain, has the potential to lower reliance on analgesics and provide patients with the opportunity for improved quality of life.”

Mr. Shimon Yizhaki, President, commented: ”The CE approval for pain palliation of bone metastases represents the first oncology application approval which is a significant milestone in InSightec’s oncology roadmap and will significantly expand our market.”

About ExAblate 2000
The ExAblate 2000 is the first system to use the breakthrough MRgFUS technology that combines MRI – to visualize tissues in the body, plan the treatment and monitor in real time treatment outcome – and high intensity focused ultrasound to thermally ablate uterine fibroid tissue. MR thermal feedback, provided uniquely by the system, allows the physician to control and adjust the treatment in real time to ensure that the targeted tumor is fully treated and surrounding tissue is spared. ExAblate has been recognized for its innovation and potential to serve mankind and has been awarded the 2004 European Union Information Society Technologies grand prize, The Wall Street Journal’s 2004 Technology Innovation Award, and recognition as one of Advanced Imaging’s 2005 Solutions of the Year. InSightec was recently selected for the Red Herring 100 Europe 2007 list of the top privately-held technology companies in Europe, the Middle East and Africa (EMEA).

About InSightec
InSightec Ltd. is a privately held company owned by Elbit Medical Imaging (EMI), General Electric, MediTech Advisors, LLC and employees. It was founded in 1999 to develop the breakthrough MR guided Focused Ultrasound technology and transform it into the next generation operating room. Headquartered near Haifa, Israel, the company has over 135 employees and has invested more than $100 million in research, development, and clinical investigations. Currently, the company is involved in clinical trials to evaluate the technology in breast, liver, bone and brain tumors. For more information, please go to: http://www.insightec.com.

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005,  filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com